FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2004
Commission File Number 001-15130

NEW SKIES SATELLITES N.V.

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes No

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

On June 16, 2004, New Skies Satellites N.V. ("New Skies"), a public limited liability company organized under the laws of The Netherlands, disseminated the Explanatory Memorandum for and Agenda of the Extraordinary General Meeting of Shareholders to be held on 19 July 2004, in The Hague, The Netherlands, in connection with New Skies' previously announced transaction with affiliates of the Blackstone Group, which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibit Number	Description
99.1	Explanatory Memorandum for and Agenda of the Extraordinary General Meeting of Shareholders to be held on 19 July 2004, in The Hague, The Netherlands.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By:    /s/ Andrew Browne
Name:    Andrew Browne
Title:    CFO and Management Board Member

Date:    June 16, 2004

NEW SKIES SATELLITES N.V. EXHIBIT INDEX

Exhibit Number	Description
99.1	Explanatory Memorandum for and Agenda of the Extraordinary General Meeting of Shareholders to be held on 19 July 2004, in The Hague, The Netherlands.